August 17, 2007

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mark Kronforst, Accounting Branch Chief

Mark Shannon, Staff Accountant

Re:	Gensym Corporation (File No. 0-27696)

Form 10-K for Fiscal Year Ended December 31, 2006

Ladies and Gentlemen:

On behalf of Gensym Corporation (“Gensym” or the “Company”), this letter is submitted in response to comments contained in a letter dated August 2, 2007 and received by Gensym on August 13, 2007 (the “Letter”) from Mark Kronforst of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Robert Ashton, President and Chief Executive Officer of Gensym. The responses are keyed to the number of comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2006

General

1.	We note that the Company acknowledges that:

•	The Company is responsible for the adequacy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please be advised that a letter signed solely by outside counsel does not satisfy these requirements. As a result, please submit a written document that provides these acknowledgments and includes a signature of the appropriate representative of the Company. Alternatively, submit a copy of the agreement between management and your attorneys, signed by management, which authorized the attorneys to make these representations.

Response:	In response to the Staff’s comment, the Company has provided the requested acknowledgments below.

Securities and Exchange Commission

August 17, 2007

Item 8. Financial Statements and Supplementary Data

Statements of Operations, page 36

2.	We note from your response to prior comment number 1 that revenue for your multiple-element term license arrangements is allocated to product and service revenue based on the ratio of product and service revenue for your multiple-element perpetual license arrangements. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement based on this ratio, you should amend your presentation to include separate revenue and related cost of revenue line items for term license arrangements that are not separable because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Response:	The Company supplementally advises the Staff that, as indicated in its response to prior comment number 1, the Company uses its perpetual license PCS VSOE as a reasonable proxy to allocate term license arrangements to PCS, with the residual classified as license revenue. The rationale for this allocation is based on an established perpetual license PCS VSOE of 15% of the price book value of the license bundle. The Company believes that using the perpetual license PCS VSOE as a means of classifying service revenue, and the residual method for classifying license revenue, is a reasonable basis for allocating term license arrangements because the term license arrangements are for the exact same software and version as sold under the Company’s perpetual license agreements, but for a specified term, generally one year. In addition, the Company respectfully notes that term licensees are entitled to the same PCS phone support, bug fixes and unspecified upgrades as its perpetual licensees for the duration of the license term.

The Company supplementally advises the Staff that it has not presented term license revenue as a separate category of revenue (or the related cost of revenue line item) because term license revenue represented less than 5% of total revenue for each of the years ended December 31, 2006, 2005 and 2004, respectively, and is not quantitatively or qualitatively material under GAAP and Rule 5-03(b)(1) of Regulation S-X. Based on the foregoing, the Company respectfully submits its belief that it has presented term licenses in an appropriate, rational and consistent manner.

3.

Your response to prior comment number 1 also indicates that revenue for arrangements subject to contract accounting is allocated to product and service revenue based on their proportional value using the values that would be assigned to the elements under the residual method if the elements qualified for separate accounting. Describe the services provided in arrangements subject to contract accounting and compare them to those for which VSOE has been established. As part of your response, explain whether the

Securities and Exchange Commission

August 17, 2007

complexity and duration of the services, nature of the employees performing the services, and prices charged are similar.

Response:	The Company supplementally advises the Staff that the Company primarily sells perpetual licenses, but from time to time will enter into consulting agreements to build and enhance applications using the Company’s standard platform software. These arrangements are usually for customers that already have existing perpetual licenses. For these standalone consulting arrangements, the Company has established VSOE for consulting services based on the fact that it regularly provides the same type and scope of services, with the same group of people, for the same bill rates. From time to time, new or prior customers will request the same type and scope of consulting services bundled with the purchase of a new perpetual license. In these cases, the Company has determined that contract accounting applies. With respect to revenue classification, the Company has concluded that in addition to the consulting services, there is an element of product and PCS in the arrangement that should be classified consistent with its standalone license sales because the customer is acquiring a license for the Company’s standard platform software and is entitled to the same PCS phone support, bug fixes and unspecified upgrades as its other licensees. The arrangement value is allocated to the consulting services using the standalone consulting VSOE (as the consulting services are of the same scope and type of service as the standalone services) and to PCS using the perpetual PCS VSOE, with the residual amount allocated to the license.

In addition, the Company supplementally advises the Staff that license revenue under contract accounting represented less than 5% of total revenue for each of the years ended December 31, 2006, 2005 and 2004, respectively, and is not quantitatively or qualitatively material under GAAP and Rule 5-03(b)(1) of Regulation S-X.

* * *

In connection with this response, Gensym hereby acknowledges that:

•	Gensym is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gensym may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 17, 2007

The Company respectfully requests that the Staff send any additional correspondence relating to these comments by facsimile to the attention of the undersigned at (781) 265-7101, with the original to follow by mail.

Please telephone the undersigned at (781) 265-7100, or David Westenberg or Corey DuFresne of WilmerHale, outside counsel to Gensym, at (617) 526-6000, with any questions concerning this letter. Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Robert B. Ashton

Robert B. Ashton

Gensym Corporation

President and Chief Executive Officer

cc:	David A. Westenberg, WilmerHale

Corey C. DuFresne, WilmerHale